UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2005

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Dorel Industries Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2005

All figures in US dollars

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (« MD & A ») should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2005 and the audited consolidated financial statements and MD & A for the year ended December 30, 2004. This MD & A is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP).

The Company’s interim consolidated financial statements have been prepared using the same accounting policies as described in Note 2 of the Company’s audited consolidated financial statements for the year ended December 30, 2004. The Company regularly monitors new accounting policies and reports on those subsequent to the end of the most recently completed financial year. Please refer to Note 1 of the interim consolidated financial statements for the three months ended March 31, 2005 for further information.

Quarterly reports, the annual report and supplementary information filed with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, including the annual report on form 40F, can be found on-line at www.sedar.com and www.sec.gov respectively, as well as on our corporate Web site at www.dorel.com.

Note that there have been no significant changes with regards to the “Corporate Overview”, “Operating Segments”, “Contractual Obligations”, “Derivative Financial Instruments“, “Critical Accounting Policies and Estimates” or, “Market Risks and Uncertainties” to those outlined in the annual MD & A contained in the Company’s 2004 Annual Report. As such, they are not repeated herein. The information in this MD & A is current as of May 9, 2005.

RESULTS OF OPERATIONS

Overview

Revenues for the first quarter ended March 31, 2005 were up 19.0% to $465.6 million, compared to the $391.1 million posted a year ago. Earnings increased by 40.2% to $27.2 million compared to $19.4 million in 2004. Diluted earnings per share (EPS) was $0.83 in 2005 compared to $0.59 in 2004. It should be noted by the reader that the prior results have been adjusted to reflect the retroactive recognition of customer relationship intangibles acquired prior to 2004. As a result amortization expense for the three month period ended March 31, 2004 has been increased by $0.4 million. The after-tax effect of the adjustment is $0.2 million or $0.01 per share, thereby reducing previously reported EPS from $0.60 to $0.59.

Revenue growth occurred in all three segments. Organic revenue growth, excluding the impact of an extra month’s revenue in the Recreational / Leisure segment and the impact of a stronger Euro and Canadian dollar in 2005, was $57 million, a 14.6% increase over last year.  This organic growth occurred in all three operating segments with the greatest increase within the juvenile segment which accounted for approximately one half of the improvement.

An analysis of the increase in after tax earnings from 2004 to 2005 is as follows (figures in thousands):

Earnings from operations by Segment:
Juvenile increase	$ 9,604
Home Furnishings increase	1,874
Recreational / Leisure increase	2,246
Total earnings from operations increase	13,724

Higher interest costs	(952)

Increase in income taxes	(3,212)

Other	(1,755)

Total increase	$ 7,805

The causes of these variations over last year are discussed below.

Selected Financial Information

(All tabular figures are in thousands except per share amounts)

The tables below show selected financial information for the eight most recently completed quarters.

Operating Results for the Quarters Ended
	30-Jun-04	30-Sep-04	30-Dec-04	31-Mar-05

Revenues	$ 403,350	$ 428,154	$ 461,958	$ 465,574
Net income	$ 17,908	$ 28,047	$ 34,722	$ 27,205
Earnings per share
Basic	$ 0.55	$ 0.86	$ 1.06	$ 0.83
Diluted	$ 0.54	$ 0.85	$ 1.05	$ 0.83

Operating Results for the Quarters Ended
	30-Jun-03	30-Sep-03	30-Dec-03	31-Mar-04

Revenues	$ 264,740	$ 298,464	$ 323,677	$ 391,114
Net income	$ 16,057	$ 18,545	$ 20,478	$ 19,400
Earnings per share
Basic	$ 0.51	$ 0.58	$ 0.63	$ 0.59
Diluted	$ 0.50	$ 0.57	$ 0.63	$ 0.59

Segmented Results

Significant segmented figures are presented in Note 10 to these interim financial statements. Further industry segment detail is presented below:

Juvenile

	2005		2004		Change
	$ ('000)	% of revenue	$ ('000)	% of revenue	$ ('000)%
Revenues	$238,271	100.0%	$205,937	100.0%	$32,334	15.7%
Gross Profit	68,630	28.8%	63,027	30.6%	5,603	8.9%
Operating Expenses	32,216	13.5%	36,986	18.0%	(4,770)	-12.9%
Amortization	7,265	3.0%	6,848	3.3%	417	6.1%
Research and Development	1,611	0.7%	1,259	0.6%	352	28.0%
Earnings from Operations	$ 27,538	11.6%	$ 17,934	8.7%	$ 9,604	53.6%

The Juvenile segment revenue increase in the quarter was driven by all of the Company’s operating units. Overall, organic revenue growth in the Juvenile segment was 13% with the remaining 3% due to the conversion of Euro and Canadian dollar denominated revenue into US dollars at a higher rate of exchange in 2005. North American revenue increased 18% and in fact posted the highest revenue in its history in a particular quarter. These increases were across multiple product categories. In addition, new booster seat legislation in the U.S. is having a positive impact on sales as several states begin to introduce expanded rules for the use of car seats for older infants.

In Europe, organic revenue growth was 8% with all three major operating groups posting revenue increases. Particularly strong sales increases occurred in Germany and Italy, where the Loola, Buzz and Zapp travel systems, incorporating strollers and car seats, are being extremely well received. Moderate increases also came in the United Kingdom and Spain. Traditionally, in the Northern European countries the Quinny and Maxi-Cosi brand names drive sales, whereas in Southern Europe sales are driven principally by the Bebe Confort and other traditional Dorel France brands. However, cross-selling among countries is beginning to occur. Notably in Italy, the Maxi-Cosi and Quinny brands are beginning to gain recognition alongside the other brands.

Gross margins decreased by 180 basis points over the prior year. Margins in Europe continue to remain higher than in North America and European margins improved slightly over the prior year. Improved operational performance in Holland and the stronger Euro were the principal reasons. In North America, US margins were negatively impacted by raw material prices. Resin, a major component of many juvenile products, on average cost 50% more than at this time last year. This resulted in additional costs of $4.6 million, accounting for the majority of the margin decline.

Operating expenses as a percentage of revenue decreased by 450 basis points or $4.8 million. In the first quarter of 2004, the Company had recorded additional expense in the amount of $6.5 million over and above normal reserves as a result of a dispute with one of its insurance carriers. In February of 2005 an amount of $9.8 million was received representing a portion of the reserve associated with this dispute. This amount was applied against operating expenses in the quarter. Though this recovery had a positive impact on 2005 results, most of the amount received was offset by other claim settlements in the quarter. These events had a net impact of decreasing year over year product liability costs in the quarter by $8.3 million before income taxes. Excluding this variation, as a percentage of revenue, operating costs remained consistent with the prior year.

Home Furnishings

	2005		2004		Change
	$ ('000)	% of revenue	$ ('000)	% of revenue	$ ('000)%
Revenues	$144,989	100.0%	$131,245	100.0%	$13,744	10.5%
Gross Profit	22,185	15.3%	20,319	15.5%	1,866	9.2%
Operating Expenses	9,065	6.3%	9,021	6.9%	44	0.5%
Amortization	1,768	1.2%	1,960	1.5%	(192)	-9.8%
Research and Development	579	0.4%	439	0.3%	140	31.9%
Earnings from operations	$ 10,773	7.4%	$ 8,899	6.8%	$1,874	21.1%

Total revenues in the Home Furnishings segment increased by 10.5%, improving from $131.2 million to $145.0 million. Combined sales of furniture by both Ameriwood and Dorel Asia accounted for 60% of the increase. Successful new product placements in several categories by Dorel Asia and good retail acceptance of newly designed futons were the principal reasons for the increases. Cosco Home & Office sales of folding furniture and other imported home furnishings accounted for the remaining 40% of the overall segment increase.

RTA furniture gross margins were consistent with 2004 levels as factory efficiencies remain below plan, though they are anticipated to improve in the second quarter. Raw material costs remain high and continue to pressure margins. Board prices have declined from the late fiscal 2004 levels, but are currently 5% higher than in the first quarter of last year. Improved margins on futons were offset by a greater proportion of lower margin imported items sold by both Cosco Home & Office and Dorel Asia. As a result, the segment’s overall gross margins remained similar to last year’s first quarter. Operating costs were held consistent with the prior year at $9.0 million, thereby declining as a percentage of revenues due to higher sales volumes.

Recreational / Leisure

	2005		2004		Change
	$ ('000)	% of revenue	$ ('000)	% of revenue	$ ('000)%
Revenues	$ 82,314	100.0%	$ 53,932	100.0%	$ 28,382	52.6%
Gross Profit	18,354	22.3%	11,855	22.0%	6,499	54.8%
Operating Expenses	9,442	11.5%	5,183	9.6%	4,259	82.2%
Amortization	172	0.2%	178	0.3%	(6)	-3.4%
Earnings from operations	$ 8,740	10.6%	$ 6,494	12.0%	$ 2,246	34.6%

Recreational/Leisure revenue was up 52.6% to $82.3 million from $53.9 million. 2005 first quarter results include three months as compared to two months in 2004, as Pacific Cycle was acquired in February of 2004. Excluding the extra month, and despite the poor spring weather experienced throughout much of the US, revenues still increased by 30% over the prior year. Earnings from operations rose 34.6% to $8.7 million from $6.5 million. Excluding January, traditionally the least profitable month of the year in the bicycle industry, the segment earned $9.2 million. As a result, for the comparable two month period of February and March, earnings were up by 42%. Gross margins remained consistent with the prior year at 22.3% versus 22.0% in 2004. Operating costs increased as a percentage of revenue by 190 basis points due to higher administrative costs over lower than expected revenues. For the year it is expected that operating costs as a percentage of revenues will be lower than in the first quarter.

Other Expenses

Interest expense in 2005 was higher than 2004, due to the extra month of borrowings associated with the acquisition of Pacific Cycle in February 2004. Overall the Company’s average interest rate was approximately 6% compared to less than 5% in the first quarter of 2004. The Company’s income tax rate increased from 15.2% in 2004 to 19.7% in 2005, due principally to a greater proportion of earnings in higher tax rate jurisdictions in 2005. However, a significant change in the Company’s earnings, or the jurisdiction in which those earnings are generated, will have an impact on the rate for the year.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

During the first quarter of 2005, cash flow from operating activities was $26.8 million compared to $54.2 million in 2004, a decline of $27.4 million. The principal cause of the decline was higher inventories and a change in the timing of accounts payable disbursements. The higher inventory level was mostly due to Pacific Cycle where the poor spring weather discussed previously meant retail customers delayed orders. It is expected that this situation will reverse itself going forward as orders return to expected levels.

Included in investing activities was an amount of $4.9 million paid in reference to the balance of sale on the 2004 acquisition of Pacific Cycle. Excluding disbursements related to business acquisitions, the Company spent $11.8 million on capital additions in the quarter, a decline of $1.5 million from $13.3 million in the first quarter of 2004. Total capital expenditures planned for 2005 are still expected to be approximately $35.0 million for the year.

Balance Sheet

During the period, there no were no significant changes to the balance sheet as at December 30, 2004. During the quarter, goodwill associated with the Recreational / Leisure segment was reduced by $3.0 million as a result of final valuation adjustments. As part of those adjustments, an intangible asset of $3.9 million was recognized for customer relationships. As discussed above, inventories rose in the quarter. However the number of days in inventory remained consistent at 78 days. The number of days in receivables also remained consistent at 55 days.

During the quarter, the Company’s borrowing availability under its unsecured credit facility decreased to $450 million from $470.0 million as was disclosed in the Company’s year-end financial statements dated December 30, 2004. This decreased availability is per the original terms negotiated in January 2004. As of March 31, 2005, Dorel was compliant with all covenant requirements and expects to be so going forward.  The Company continuously reviews its cash management and financing strategy to optimize the use of funds and minimize its cost of borrowing.

Off-Balance Sheet Arrangements

There have been no significant changes with regards to the contractual obligations and derivative financial instruments to those outlined in the annual MD & A contained in the Company’s 2004 Annual Report and in Notes 13 and 18 to the Company’s year-end consolidated financial statements dated December 30, 2004.

OTHER INFORMATION

The designation, number and amount of each class and series of its shares outstanding as of March 31, 2005 is as follows:

•

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

•

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A		Class B		Total
Number	$(‘000)	Number	$(‘000)	$(‘000)
4,706,294	$ 2,059	28,100,898	$ 158,493	$ 161,002

Outstanding stock options and Deferred Share Units values are disclosed in Note 5 to the financial statements. There were no significant changes to these values in the period between the quarter end and the date of the preparation of this MD & A.

OUTLOOK

The outlook provided in the Company’s year-end Management Discussion & Analysis remains unchanged. These expectations are based on facts known to the Company as at the writing of this MD&A and do not consider significant occurrences such as business acquisitions. Readers are reminded to read the cautionary statement regarding forward looking information that follows.

Forward Looking Information

Certain statements included in this interim MD&A may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned, however, not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31, 2005

ALL FIGURES IN THOUSANDS OF US $

	as at March 31, 2005 (unaudited)	as at December 30, 2004 (audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 12,452	$ 11,288
Accounts receivable	288,623	286,529
Inventories	303,682	292,991
Prepaid expenses	12,544	12,756
Funds held by ceding insurer	7,974	7,920
Future income taxes	23,074	24,027
	648,349	635,511

CAPITAL ASSETS	162,278	163,707
GOODWILL	499,595	512,546
DEFERRED CHARGES	19,875	20,983
INTANGIBLE ASSETS	265,340	262,968
FUTURE INCOME TAXES	8,897	10,401
OTHER ASSETS	10,487	10,786
	$ 1,614,821	$ 1,616,902

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 1,695	$ 1,915
Accounts payable and accrued liabilities	357,991	354,738
Income taxes payable	2,884	5,629
Balance of sale payable	3,871	7,773
Future income taxes	1,360	1,379
Current portion of long-term debt	7,677	7,686
	375,478	379,120

LONG-TERM DEBT	497,076	505,816
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	19,792	20,006
BALANCE OF SALE PAYABLE	6,986	5,278
FUTURE INCOME TAXES	74,310	75,719
OTHER LONG-TERM LIABILITIES	3,803	2,684

SHAREHOLDERS’ EQUITY
CAPITAL STOCK (Note 4)	161,002	160,876
CONTRIBUTED SURPLUS (Note 5)	1,782	1,081
RETAINED EARNINGS	414,038	386,833
CUMULATIVE TRANSLATION ADJUSTMENT (Note 6)	60,554	79,489
	637,376	628,279
	$ 1,614,821	$ 1,616,902

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2005 (unaudited)

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	2005	2004 (As restated*)

Sales	$ 459,295	$ 387,705

Licensing and commission income	6,279	3,409

TOTAL REVENUE	465,574	391,114

EXPENSES
Cost of sales	356,405	295,913
Operating	55,749	54,529
Depreciation and amortization (Note 7)	9,673	9,386
Research and development costs	2,190	1,698
Interest on long-term debt	7,518	6,554
Other interest	157	169
	431,692	368,249

Income before income taxes	33,882	22,865

Income taxes	6,677	3,465

NET INCOME	$ 27,205	$ 19,400

EARNINGS PER SHARE (Note 8)
Basic	$ 0.83	$ 0.59
Diluted	$ 0.83	$ 0.59

SHARES OUTSTNDING:
Basic – weighted average	32,802,978	32,646,534
Diluted – weighted average	32,959,283	32,886,099

*See Note 1

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 (unaudited)

ALL FIGURES IN THOUSANDS OF US $

	2005	2004

BALANCE, BEGINNING OF PERIOD AS REPORTED	$ 386,833	$ 287,583

Restatement (Note 1)	-	(826)

BALANCE, BEGINNING OF PERIOD AS RESTATED	386,833	286,757

Net income	27,205	19,400

BALANCE, END OF PERIOD	$ 414,038	$ 306,157

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 (unaudited)

ALL FIGURES IN THOUSANDS OF US $

	2005	2004 (As restated*)

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 27,205	$ 19,400
Adjustments for:
Depreciation and amortization	9,673	9,386
Future income taxes	1,674	(3,806)
Funds held by ceding insurer	(54)	(33)
Stock based compensation	701	-
Gain on disposal of capital assets	6	-
	39,205	24,947

Changes in non-cash working capital:
Accounts receivable	(6,317)	(19,637)
Inventories	(13,776)	7,317
Prepaid expenses and other assets	597	2,960
Accounts payable and accrued liabilities	9,966	35,903
Income taxes payable	(2,831)	2,679
	(12,361)	29,222

CASH PROVIDED BY OPERATING ACTIVITIES	26,844	54,169

FINANCING ACTIVITIES
Bank indebtedness	(149)	1,080
Long-term debt	(8,705)	252,865
Issuance of capital stock	126	1,524
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(8,728)	255,469

INVESTING ACTIVITIES
Acquisition of subsidiary company	-	(310,152)
Cash acquired	-	3,734
	-	(306,418)
Balance of sale payable	(4,946)	11,391
	(4,946)	(295,027)
Additions to capital assets – net	(6,699)	(7,989)
Deferred charges	(2,296)	(5,053)
Intangible assets	(2,808)	(254)
CASH USED IN INVESTING ACTIVITIES	(16,749)	(308,323)

Effect of exchange rate changes on cash	(203)	(680)

NET INCREASE IN CASH	1,164	635

Cash and cash equivalents, beginning of period	11,288	13,877

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 12,452	$ 14,512

*See Note 1

See accompanying notes.

Notes to the Consolidated Financial Statements

As at March 31, 2005

All figures in thousands of US$, except per share amounts (Unaudited)

1. Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. They have been prepared on a basis consistent with those followed in the most recent audited financial statements with the exception of the changes in accounting policies as indicated below. These interim consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s audited financial statements for the year ended December 30, 2004.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. Dorel expects seasonality not to be a material factor in quarterly results, though operating segments within Dorel may vary more significantly.

Restatement

As a result of retroactive recognition of customer relationship intangible assets acquired in connection with the two business acquisitions in 2003, the Company recorded additional amortization expense in the amount of $319 in the first quarter of 2004. The after-tax income effect of this change is a reduction in net income of $202, or 1 cent per diluted share, thereby reducing previously reported diluted earnings per share from $0.60 to $0.59.

Reclassifications

Certain of the prior year’s accounts have been reclassified to conform to the 2005 financial statement presentation.

Change in Accounting Policies

Variable Interest Entities

The Canadian Institute of Chartered Accountants Guideline 15, “Consolidation of Variable Interest Entities”, provides clarification on the application of consolidation to entities defined as “variable interest entities”, when equity holders are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. The guideline is effective for fiscal years and periods beginning on or after November 1, 2004. This change in accounting policy did not have a material impact on the Company’s results.

2. Business Acquisition

During the first quarter of 2005, the Company completed its valuation of identifiable assets and liabilities of Pacific Cycle, LLC, a designer and supplier of bicycles and other recreational products, acquired for a total consideration of $310,976 on February 3, 2004. In particular, customer relationships intangible assets were revalued and were recognized along with the related future income tax liability. As a result of this and other adjustments, goodwill has been reduced to $144,635, a reduction of $2,958 from the goodwill figure originally established. A balance of sale of $5,611 remains to be paid and is included in liabilities as at March 31, 2005.

In addition, as part of the acquisition agreement, certain members of Pacific Cycle's management group are party to a deferred purchase price payment plan. Under the terms of this plan, additional consideration is contingent upon achieving specified earnings objectives over a period of three years following the date of acquisition. When the contingency is resolved, if earnings objectives are met, a maximum of $10,423 would be recorded as an additional element of purchase price and would increase goodwill. Additionally, if earnings exceed specified objectives and current members of management are still employed by the Company, additional amounts would become payable at the end of the three-year period. These amounts would be recorded as compensation expense in the period in which they are incurred.

The combination has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition. Goodwill is deductible for income tax purposes. The total goodwill amount is included in the Company’s Recreational/Leisure segment as reported in Note 10 of the financial statements.

The final assets acquired and liabilities assumed consist of the following:

Assets
Cash	$ 3,734
Accounts receivable	32,709
Inventories	51,685
Capital assets	1,590
Trademarks	127,000
Customer relationships	3,900
Other	2,385
Goodwill	144,635
367,638
Liabilities
Accounts payable and other current liabilities	55,114
Future income tax liability	1,548
56,662

Total purchase price	$ 310,976

3. Benefit Plans

Expenses incurred under the Company’s benefit plans were as follows:

	Three months ended March 31,
	2005	2004

Defined contribution plans	$ 581	$ 542
Defined benefit plans	771	436
Post-retirement benefit plans	11	360
Total	$ 1,363	$ 1,338

4. Capital Stock

The capital stock of the Company is as follows:

Authorized

An unlimited number of preferred shares without nominal or par value, issuable in series.

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis.

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Issued and outstanding

Details of the issued and outstanding shares are as follows:

	Three months ended March 31, 2005		Year ended December 30, 2004
	Number	Amount	Number	Amount
Class “A” Multiple Voting Shares
Balance, beginning of period	4,706,294	$ 2,059	4,872,560	$ 2,139
Converted from Class “A” to Class “B” (1)	-	-	(166,266)	(80)
Balance, end of period	4,706,294	$ 2,059	4,706,294	$ 2,059

Class “B” Subordinate Voting Shares
Balance, beginning of period	28,093,898	$ 158,817	27,746,382	$ 154,135
Converted from Class “A” to Class “B” (1)	-	-	166,266	80
Issued under stock option plan	7,000	126	181,250	4,602
Balance, end of period	28,100,898	$ 158,943	28,093,898	$ 158,817

TOTAL CAPITAL STOCK		$ 161,002		$ 160,876

(1)

During 2004, the Company converted 166,266 Class “A” Multiple Voting Shares into Class “B” Subordinate Voting Shares at an average rate of $0.48 per share.

5. Stock-based compensation and other Stock-based payments

Stock options

Under various plans, the Company may grant stock options on the Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options are granted.  Options granted vest according to a graded schedule of 25% per year commencing a day after the end of the first year, and expire no later than the year 2010.

The Company's stock option plan is as follows:

	Three months ended March 31, 2005		Year ended December 30, 2004
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	1,615,750	$ 26.95	1,099,750	$ 21.52
Granted	227,000	34.76	752,500	32.90
Exercised	(7,000)	17.06	(181,250)	21.31
Cancelled	(38,250)	28.47	(55,250)	25.55
Options outstanding, end of period	1,797,500	$ 30.54	1,615,750	$ 26.95

A summary of options outstanding as of March 31, 2005 is as follows:

Total Outstanding			Total exercisable
Options	Range of Exercise Prices	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

606,250	$16.25 - $26.26	$ 26.16	273,250	$ 26.26
383,000	$29.14 - $31.83	30.38	162,750	30.15
808,250	$32.13 - $36.18	33.90	130,375	33.74
1,797,500		$ 30.54	566,375	$ 29.10

In 2003, the Canadian Institute of Chartered Accountants (CICA) modified Section 3870 “Stock Based Compensation and other Stock Based Payments”, which the Company has adopted on a prospective basis. As a result, effective for the fiscal year beginning before January 1, 2004, the Company is required to recognize as an expense to income, all stock options granted, modified or settled using the fair value based method. As the Company has elected for prospective treatment of this section, only option grants issued in fiscal 2004 or later have an impact on operating results. Compensation cost recognized in income for employee stock options for the quarter amounts to $658, and was credited to contributed surplus.

In addition, pro-forma disclosure is required for all options granted between January 1, 2002, the Company’s original adoption date of CICA Section 3870, and the year ended December 30, 2003. If the Company had elected to recognize compensation costs based on the fair value at the date of grant for options granted since January 1, 2002, the Company’s year-to-date net income and earnings per share would have been reduced to the following pro-forma amounts:

		2005	2004

Net income	As reported	$ 27,205	$ 19,400
	Pro forma	$ 26,272	$ 18,668

Basic Earnings per share	As reported	$ 0.83	$ 0.59
	Pro forma	$ 0.80	$ 0.57

Fully diluted earnings per share	As reported	$ 0.83	$ 0.59
	Pro forma	$ 0.80	$ 0.57

Pro-forma figures were computed using assumptions consistent with those followed in the Company’s most recent audited financial statements.

Deferred Share Units

The Company has a Deferred Share Unit plan under which an external director of the Company may elect annually to have his or her director’s fees and fees for attending meetings of the Board of Directors or committees thereof paid in the form of deferred share units (“DSU’s”). During the quarter, 1,381 additional DSU’s were issued and $43 was credited to contributed surplus, for a total issued and outstanding of 3,670 DSU’s and $118 contributed surplus.

6. Cumulative Translation Adjustment

Changes in the value of the Cumulative Translation Adjustment account occur upon the translation of self-sustaining foreign operations whose functional currency is other than the U.S. dollar, which is the Company’s reporting currency. The majority of the decrease of $18,935 in the period was due to the decline in value of the Euro against the U.S. dollar.

7. Depreciation and amortization

Depreciation and amortization consists of the following:

	2005	2004

Depreciation - Capital Assets	$ 5,919	$ 5,783
Amortization - Deferred charges	2,682	2,411
Amortization - Intangibles	670	856
Amortization - Deferred financing costs	402	336
	$ 9,673	$ 9,386

8. Earnings per Share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	2005	2004
Weighted daily average number of Class “A” Multiple and Class “B” Subordinate Voting Shares	32,802,978	32,646,534
Dilutive effect of stock options and deferred share units	156,305	239,565
Weighted average number of diluted shares	32,959,283	32,886,099
Number of anti-dilutive stock options and deferred share units excluded from fully diluted earnings per share calculation	656,282	541,500

9. Statement of cash flows

Supplementary disclosure:

	2005	2004
Interest paid	$ 5,667	$ 4,677
Income taxes paid	$ 8,696	$ 5,646
Income taxes received	$ -	$ 2,009

10. Segmented Information

Industry Segments

	Total		Juvenile		Home Furnishings		Recreational / Leisure
	For the three month period ending March 31,
	2005	2004	2005	2004	2005	2004	2005	2004
Total Revenues	$465,574	$391,114	$238,271	$205,937	$144,989	$131,245	$ 82,314	$ 53,932
Cost of sales	356,405	295,913	169,641	142,910	122,804	110,926	63,960	42,077
Operating expenses	52,913	52,888	33,827	38,245	9,644	9,460	9,442	5,183
Amortization	9,205	8,986	7,265	6,848	1,768	1,960	172	178
Earnings from Operations	47,051	33,327	$ 27,538	$ 17,934	$ 10,773	$ 8,899	$ 8,740	$ 6,494
Interest	7,675	6,723
Corporate expenses	5,494	3,739
Income taxes	6,677	3,465

Net income	$ 27,205	$ 19,400

Geographic Segments- Origin

	Revenues
	2005	2004
Canada	$ 51,545	$ 53,884
United States	289,536	242,173
Europe	95,084	84,206
Other foreign countries	29,409	10,851

Total	$ 465,574	$ 391,114

The continuity of goodwill by business is as follows as at:

	Total		Juvenile		Home Furnishings		Recreational / Leisure
	March 31, 2005	December 30, 2004	March 31, 2005	December 30, 2004	March 31, 2005	December 30, 2004	March 31, 2005	December 30, 2004
Balance, beginning of year	$512,546	$353,316	$333,781	$318,822	$31,172	$ 34,494	$147,593	$ -
Additions	-	147,593	-	-	-	-	-	147,593
Adjustments	(2,959)	(3,322)	-	-	-	(3,322)	(2,959)	-
Foreign exchange	(9,992)	14,959	(9,992)	14,959	-	-	-	-
Balance, end of period	$499,595	$512,546	$323,789	$333,781	$ 31,172	$ 31,172	$144,634	$147,593

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

Chief Financial Officer

May 13, 2005